FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

            For the month of September 1, 2007 to September 30, 2007



                          CITYVIEW CORPORATION LIMITED
                              SEC File No. 00028794


             Level 9, 28 The Esplanade, Perth Western Australia 6000



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

                    Form 20-F.......v...Form 40-F............

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes.......................No....................

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.......................

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                          CITYVIEW CORPORATION LIMITED
                                  (Registrant)





Dated: October 26, 2007




/S/ P M SMYTH
.........................................
(Signed by)
 P M SMYTH
Chief Executive

               LIST OF AUSTRALIAN STOCK EXCHANGE ("ASX") DOCUMENTS


            For the month of September 1, 2007 to September 30, 2007


     701 Angola & Cameroon - Two key experts
     702 Increase stale in Angolan metal project
     703 Significant copper mineralisation
     704 $2.65 million placement

                                                                        CityView
                                                             Corporation Limited





                                                  ASX:                      CVI
                                                  NASD OTCBB:             CTVWF
                                                  DAC                       C4Z


--------------------------------------------------------------------------------
ASX / MEDIA RELEASE                                        September 3, 2007
--------------------------------------------------------------------------------


                         ANGOLA & CAMEROON OIL PROGRAM:

                         APPOINTMENT OF TWO KEY EXPERTS


CityView Corporation Limited ("CityView") is pleased to announce that Mr Bart de Boer and Mr Leith Wale have agreed to join Mr Conrad Maher on CityView's Advisory Board.

Mr de Boer, who is based in France, has a Masters Degree in Experimental Physics and is an expert in Reservoir Characterisation and Evaluation, Development and Production Reservoir Management and Petroleum Economics and Valuation. He started his career as a Senior Reservoir Engineer for Shell in the Hague and then became Manager of Reservoir Engineering in Occidental's US Head Office. This was followed by his appointment as the Technical Director for Exploration Consultants Limited (now Schlumberger-Geoquest RT). He now acts as an Independent Consultant to major companies and banks throughout the world providing them with Reserves/Production Evaluations and Technical Audits. He is fluent in French, Dutch, English, Spanish and German.

Mr Wale, who is based in Melbourne, is an experienced corporate financier specialising in the funding of the oil and gas industry and the renewable energy sector of solar, geothermal and waste management. He has a strong technical focus (supported by a B.Sc in Metallurgy/Chemistry and postgraduate in polymers). He has an international management background (Chairman of Bounty Oil in Tanzania and General Manager of Nopco in Colombia) and is fluent in Portuguese, French, Spanish and German.

Certification of reserves is a key element in feasibility studies and Mr de Boer's advice on the extent of the oil, gas and condensate reserves will be invaluable.

Mr Wale will advise CityView on financing strategies to maximise shareholder value.

CityView's Chief Executive Officer, Mr Mark Smyth said "Appointment of these experts to our Advisory Board will greatly assist CityView in fast-tracking commercial oil production in Angola and Cameroon".


Yours faithfully,
CityView Corporation Limited

/s/ Mark Smyth
---------------------------
Mark Smyth Chief
Executive Officer.

Enquiries:        Mark Smyth        Chief Executive Officer
Contact:          Telephone         (61-8) 9226 4788
                  Facsimile:        (61-8) 9226 4799
                  Email:            info@cityviewcorp.com
                  Website:          www.cityviewcorp.com

                                                                        CityView
                                                             Corporation Limited



                                                  ASX:                      CVI
                                                  NASD OTCBB:             CTVWF
                                                  DAC                       C4Z


--------------------------------------------------------------------------------
ASX / MEDIA RELEASE                                     September 13, 2007
--------------------------------------------------------------------------------


             CITYVIEW INCREASES ITS SHAREHOLDING IN ANGOLAN PROJECTS


With the drilling program to commence shortly, CityView Corporation Limited has lifted its working stake in both the Longonjo metals and the Ucua beryllium projects from 64% to 69%.

CityView CEO, Mr Mark Smyth said: "This project is coming together, exactly as we had hoped: the Angolan Ministry of Geology and Mines are giving us great support".

Attached is a photograph of CityView's project director Mr John Jacoby on site reporting on the Longonjo project to Sr. Seca Sousa Cassange, Technical Director Institute of Geology and Sr. Nelson Alexio Fernandes Director of Licensing.

Background:

The Longonjo Metals Project is situated in Huambo Province in central Angola. The licence covers an area of 3,764 square kilometres and contains two distinct prospects. They are the Longonjo Carbonatite (Rare-Earth, Phosphate and Niobium) and Catabola (Copper and Gold) Prospects.

The Ucua Beryllium Project is located in the north west of Angola, 100 kilometres inland from the coastal capital Luanda. The licence covers and area of 1,358 square kilometres and hosts the Dande Pegmatite Complex, potentially an important source of Beryllium.



Yours faithfully,
CityView Corporation Limited

/s/ Mark Smyth
---------------------------
Mark Smyth Chief
Executive Officer.

                                                                        CityView
                                                             Corporation Limited


                                                    ASX:                    CVI
                                                    NASD OTCBB:           CTVWF
                                                    DAC:                    C4Z


--------------------------------------------------------------------------------
ASX / MEDIA RELEASE                                       September 24, 2007
--------------------------------------------------------------------------------


                        SIGNIFICANT COPPER MINERALISATION
                              CONFIRMED AT CATABOLA


CityView Corporation Limited (CityView) has confirmed that heavy mineralised copper zones exist within the Longonjo Metals Project in Angola.

These assay results, drawn from selective channel sampling of all of the old exploration adits at the Catabola prospect, will be targeted during the current drilling program.

CityView conducted channel sampling of 4 adits, representing approximately 230m of continuous sampling.

The assay results were very encouraging, with the best results coming from adit 2 which cross-cuts the entire mineralised zone at Catabola.

Sampling revealed an average of 84m at 0.81% copper in adit 2 within which exists a richer zone of 48.2m at 1.21% copper with a peak of 4m at 4.7% copper in one of the breccia zones.

CityView's consulting geologist, Mr David Furlong said "These obviously are seriously good widths at these grades. The previous surface soil sampling results together with the results from our Phase 1 program are beginning to build a picture suggesting that the mineralisation sits within a corridor about 1km wide and open along strike. What these results give us is increased confidence that we may be seeing a large mineralised envelope with decent widths and grades".

CityView CEO, Mr Mark Smyth said "The company is confident that we are sitting on a significant deposit, so we are keen to complete the 3000m drilling program as soon as possible to quantify the extent of its size".

About Longonjo Metals Project:

The Longonjo Metals Project is situated in Huambo Province in central Angola. The licence covers an area of 3,764 square kilometres and contains two distinct projects that CityView is currently exploring. They include the Longonjo Carbonatite Prospect (Rare-Earth, Phosphate and Niobium) and Catabola Prospect (Copper and Gold).




Yours faithfully,
CityView Corporation Limited

/s/ Mark Smyth
---------------------------
Mark Smyth Chief
Executive Officer.

Enquiries:        Mark Smyth        Chief Executive Officer
Contact:          Telephone         (61-8) 9226 4788
                  Facsimile:        (61-8) 9226 4799
                  Email:            info@cityviewcorp.com
                  Website:          www.cityviewcorp.com

                                                                        CityView
                                                             Corporation Limited


                                                    ASX:                    CVI
                                                    NASD OTCBB:           CTVWF
                                                    DAC                     C4Z


--------------------------------------------------------------------------------
ASX / MEDIA RELEASE                                        September 27, 2007
--------------------------------------------------------------------------------


                        $2.65 Million Placement Completed


CityView Corporation Limited ("CityView") is pleased to announce that it has successfully completed the placement of 21.2 million ordinary shares at $0.125 per share to raise $2.65 million. For every two shares issued in the placement one free attaching unlisted option with an exercise price of $0.15 (15 cents) will be issued to investors exercisable any time up to 30 November 2009. Intersuisse Corporate Pty Ltd acted as manager to the placement, with the participation from local and overseas sophisticated and other investors under
Section 708 of the Corporations Act.

The Company will utilise the funds raised through this placement to fast track its drilling programme at the Longonjo minerals project and the development of its North Matanda PH72 project in Cameroon and the Kwanza Basin negotiations in Angola.



Yours faithfully,
CityView Corporation Limited

/s/ Mark Smyth
---------------------------
Mark Smyth Chief
Executive Officer.

Enquiries:        Mark Smyth        Chief Executive Officer
Contact:          Telephone         (61-8) 9226 4788
                  Facsimile:        (61-8) 9226 4799
                  Email:            info@cityviewcorp.com
                  Website:          www.cityviewcorp.com

  INFORMATION SUPPLIED TO AUSTRALIAN SECURITIES INVESTMENT COMMISSION ("ASIC")


            For the month of September 1, 2007 to September 30, 2007



               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION